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                              March 21, 2023

       Jian Wang
       Chairman of the Board
       Lion Group Holding Ltd
       3 Phillip Street, #15-04
       Royal Group Building
       Singapore 048693

                                                        Re: Lion Group Holding
Ltd
                                                            Amendment No. 1 to
                                                            Registration
Statement on Form F-3
                                                            Filed March 3, 2023
                                                            File No. 333-269333

       Dear Jian Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2023 letter.

       Amendment No. 1 to Registration Statement on Form F-3 filed March 3,
2023

       General

   1. We note your disclosure on page 25 that you believe you are not subject to the Overseas
                                                        Listing Trial Measures.
Please disclose whether you relied on the advice of counsel in making this
determination, and, if so, please identify counsel and file counsel   s consent
as
                                                        an exhibit to your
registration statement. If you did not consult counsel in making this determination regarding
the Overseas Listing Trial Measures, please tell us how you
                                                        reached this
determination, and explain why you did not obtain the advice of counsel.
 Jian Wang
Lion Group Holding Ltd
March 21, 2023
Page 2
2. To the extent that one or more of your officers or directors are located in China or Hong
         Kong, please include a separate Enforceability of Civil Liabilities section for the discussion of the enforcement risks related to civil liabilities due to your officers and directors being located in China or Hong Kong. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in a separate risk factor.
Cover Page

3. Please disclose whether and how the Holding Foreign Companies Accountable Act, as
         amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Please also update disclosures throughout, including under PCAOB Report on page 5 and in the Risk Factors, to include disclosure on the Consolidated
         Appropriations Act, 2023 amendment to the Holding Foreign Companies Accountable
         Act.
Our Company, page 1

4. We note your risk factor in response to comment 3. Please describe in this risk factor your internal processes for how you determine, or will determine as you expand your business, whether particular crypto assets (including NFTs) are securities within the meaning of the
         U.S. federal securities laws. Please also clarify that such processes are risk-based assessments made by the company and are not a legal standard or binding on any regulatory body or court.
Risk Factors
Risks Related to Our Business and Industry
A particular crypto asset   s status as a    security    in any relevant
jurisdiction is subject to a certain
degree of uncertainty...., page 18

5. You state that "[t]he legal test (i.e. the Howey Test) for determining whether any given crypto asset is a security is a highly complex and fact-driven
analysis," that "the SEC   s
       views in this area have evolved over time, and therefore a particular
crypto asset   s status
       as a    security    in any relevant jurisdiction is subject to a certain
degree of uncertainty"
       and "there is currently no certainty under the applicable legal test that such assets are not securities." Please remove these statements, as the legal tests are well-established by U.S.
FirstName LastNameJian Wang
       Supreme Court case law and the Commission and staff have issued reports, orders, and
Comapany    NameLion
       statements       Group Holding
                   that provide guidanceLtdon when a crypto asset may be a security for purposes of
March the
       21, U.S.
           2023federal
                 Page 2 securities laws.
FirstName LastName
 Jian Wang
FirstName
Lion GroupLastNameJian
            Holding Ltd Wang
Comapany
March      NameLion Group Holding Ltd
       21, 2023
March3 21, 2023 Page 3
Page
FirstName LastName
      You may contact Jessica Livingston at 202-551-3448 or Sonia Bednarowski at 202-551-
3666 with any questions.



                                                       Sincerely,

                                                       Division of Corporation
Finance
                                                       Office of Crypto Assets
cc:      Lawrence Venick